FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2017

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 27, 2017	By……/s/……… Eiji Shimizu………
(Signature)*

Eiji Shimizu General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2017

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND

THE FIRST HALF ENDED JUNE 30, 2017

July 27, 2017

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended June 30, 2017	Three months ended June 30, 2016	Change(%)		Three months ended June 30, 2017
Net sales	¥992,473	¥860,246	+	15.4	$8,861,366
Operating profit	96,319	68,596	+	40.4	859,991
Income before income taxes	99,556	80,992	+	22.9	888,893
Net income attributable to Canon Inc.	¥69,180	¥53,448	+	29.4	$617,679

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥63.53	¥48.94	+	29.8	$0.57
- Diluted	63.53	48.94	+	29.8	0.57

CONSOLIDATED RESULTS FOR THE FIRST HALF
(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual					Projected
	Six months ended June 30, 2017	Six months ended June 30, 2016	Change(%)		Six months ended June 30, 2017	Year ending December 31, 2017	Change(%)
Net sales	¥1,965,234	¥1,657,476	+	18.6	$17,546,732	¥4,050,000	+	19.1
Operating profit	171,984	108,683	+	58.2	1,535,571	330,000	+	44.2
Income before income taxes	177,566	126,753	+	40.1	1,585,411	340,000	+	39.0
Net income attributable to Canon Inc.	¥124,269	¥81,439	+	52.6	$1,109,545	¥220,000	+	46.0

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥113.98	¥74.57	+	52.8	$1.02	¥202.68	+	46.9
- Diluted	113.98	74.57	+	52.8	1.02	-		-

	Actual
	As of June 30, 2017	As of December 31, 2016	Change(%)		As of June 30, 2017

Total assets	¥5,209,750	¥5,138,529	+	1.4	$46,515,625

Canon Inc. shareholders’ equity	¥2,775,142	¥2,783,129	-	0.3	$24,778,054

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.

U.S. dollar amounts are translated from yen at the rate of JPY112=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2017, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2017 Second Quarter in Review

Looking back at the global economy in the second quarter of 2017, the U.S. economy continued to grow steadily as employment conditions and corporate earnings continued to improve. In Europe, the economy continued to recover moderately, centered on Germany and the U.K. The Chinese economy rallied due to public investments, and the economies of emerging countries realized moderate growth. In Japan, corporate earnings improved and consumer spending showed signs of recovery. As a result, the global economy overall continued to realize moderate growth.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) remained at around the same level as the previous year, while demand for laser printers continued to recover in emerging countries, centered on China. Demand for cameras shrank moderately while demand for inkjet printers remained at the same level as the previous year. Additionally, there was solid demand for medical equipment, mainly in developed countries. Within the Industry and Others sector, demand for semiconductor lithography equipment and manufacturing equipment for organic LED (OLED) displays enjoyed strong growth.

The average values of the yen during the second quarter and the first half of the year were ¥111.12 and ¥112.27 against the U.S. dollar, respectively, year-on-year depreciations of approximately ¥3 and ¥1, and ¥122.36 and ¥121.72 against the euro, respectively, year-on-year at the same level for the second quarter and a year-on-year appreciation of approximately ¥3 for the first half of the year.

During the second quarter, office MFDs enjoyed solid demand, mainly for color models. The total sales volume of laser printers increased compared with the same period of the previous year amid recovering demand in emerging countries, supported by the increased sales of new models. Although total unit sales of interchangeable-lens digital cameras and compact cameras decreased compared with the same period of the previous year amid the shrinking market, sales of compact-system cameras increased. Looking at inkjet printers, sales volume remained at approximately the same level as the previous year, thanks to such factors as increased sales of refillable ink tank models for emerging countries and new models launched in the previous year. Additionally, sales of semiconductor lithography equipment and manufacturing equipment for OLED displays exceeded those of the previous year, thanks to favorable market conditions. Under these conditions, along with the impact of acquiring Toshiba Medical Systems Corporation (TMSC), second-quarter net sales increased by 15.4% year on year to ¥992.5 billion. Net sales for the first half of the year increased by 18.6% year on year to ¥1,965.2 billion. Although the gross profit ratio dropped by 0.4 points to 49.9% due to the effect of the product mix, gross profit increased by 14.6% year on year to ¥495.6 billion, thanks to such factors as the increase in sales and continuous cost down efforts. Operating expenses increased by 9.7% year on year to ¥399.2 billion mainly due to the impact of acquiring TMSC. As a result, second-quarter operating profit increased by 40.4% to ¥96.3 billion and other income (deductions) decreased by ¥9.2 billion due to foreign currency exchange losses, while income before income taxes increased by 22.9% year on year to ¥99.6 billion and net income attributable to Canon Inc. increased by 29.4% to ¥69.2 billion. Operating profit for the first half of the year increased by 58.2% to ¥172.0 billion while income before income taxes increased by 40.1% to ¥177.6 billion and first-half net income attributable to Canon Inc. increased by 52.6% to ¥124.3 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥63.53 for the second quarter, a year-on-year increase of ¥14.59, and ¥113.98 for the first half, a year-on-year increase of ¥39.41.

Results by Segment

Looking at Canon’s second-quarter performance by business unit, beginning with the Office Business Unit, unit sales of office MFDs increased from the same period of the previous year, supported by steady sales of newly launched small-office/home-office color A3 (12”x18”) imageRUNNER ADVANCE C3500-series models and A3 (12”x18”) imageRUNNER ADVANCE C5500-series models, launched in the previous year. Among high-speed continuous-feed printers, sales of the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press, increased year on year. As for laser printers, sales of both hardware and consumables increased from the same period of the previous year, supported by steady sales of new models which expand the product lineup. These factors resulted in total sales for the business unit of ¥470.7 billion, a year-on-year increase of 3.1%, while operating profit totaled ¥55.9 billion, a year-on-year increase of 17.4%. Sales for the combined first six months of the year totaled ¥928.4 billion, a year-on-year increase of 1.9%, while operating profit totaled ¥111.3 billion, a year-on-year increase of 20.6%.

Within the Imaging System Business Unit, although sales volume of interchangeable-lens digital cameras declined compared with the previous year, owing to the shrinking market, unit sales of compact-system cameras, including the newly launched EOS M6, increased from the same period of previous year, allowing Canon to maintain the top share in major countries in Europe, the U.S. and Japan. As for digital compact cameras, while sales volume declined amid the shrinking market, sales of high-value-added models enjoyed solid demand, supported by healthy demand for the newly launched G9 X Mark II, part of the high-image-quality PowerShot G-series lineup. As for inkjet printers, newly designed home-use models launched in the previous year and refillable ink tank models that target emerging countries enjoyed strong demand, resulting in unit sales remaining at approximately the same level as the corresponding period of the previous year. As a result, sales for the business unit decreased by 1.7% to ¥282.7 billion year on year, while operating profit totaled ¥48.5 billion, a year-on-year increase of 12.2%. Sales for the combined first six months of the year totaled ¥524.7 billion, a year-on-year increase of 0.5%, while operating profit totaled ¥77.7 billion, a year-on-year increase of 23.7%.

Within the Medical System Business Unit, a newly disclosed business unit as of this quarter, TMSC’s computed tomography products maintained the top share in Japanese market and sales of such diagnostic imaging unit products as diagnostic ultrasound systems and magnetic resonance imaging remained firm. As a result, sales for the business unit totaled ¥88.6 billion year on year, while operating profit totaled ¥0.2 billion. Sales for the combined first six months of the year totaled ¥220.4 billion while operating profit totaled ¥10.1 billion.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased from the same period of the previous year as a result of increasing demand for memory devices used in data centers. Additionally, sales of FPD lithography equipment and manufacturing equipment for OLED panel devices increased in response to growing demand for high-definition OLED displays used in mobile devices. As for network cameras, sales of network cameras increased considerably compared with the previous year thanks to efforts to strengthen the product lineup. Consequently, sales for the business unit increased by 25.0% year on year to ¥172.5 billion, while operating profit grew by ¥12.7 billion from the previous year to ¥13.2 billion. Sales for the combined first six months of the year totaled ¥334.9 billion, a year-on-year increase of 24.9%, while operating profit grew by ¥22.0 billion from the previous year to ¥21.9 billion.

Cash Flow

During the first half of 2017, cash flow from operating activities totaled ¥309.1 billion, an increase of ¥67.9 billion compared with the previous year, mainly owing to improvements in profitability. Cash flow from investing activities decreased by ¥668.3 billion year on year to ¥107.8 billion due to the payment made in the previous year for the right to acquire all of the shares of TMSC. Accordingly, free cash flow totaled ¥201.3 billion, an increase of ¥736.2 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥135.1 billion, mainly owing to the dividend payout and the repurchasing of treasury stock.

Owing to these factors, as well as the impact of foreign currency translation adjustments, cash and cash equivalents increased by ¥63.6 billion to ¥693.8 billion from the end of the previous year.

Outlook

As for the outlook in the third quarter onward, the U.S. economy is expected to continue recovering as employment conditions and consumer spending steadily improve. The European economy is expected to recover slowly due to increasing uncertainty surrounding the U.K.’s decision to leave the EU. Looking at China, the economy is expected to stabilize through changes in fiscal policy, while emerging economies, such as those of Southeast Asia, Russia and Brazil, are expected to recover. With regard to the Japanese economy, the outlook indicates a trend of gradual recovery supported by improved employment conditions and corporate earnings. Overall, the global economy is expected to recover more firmly than the previous year, despite such concerns as increasing geopolitical risks.

In the businesses in which Canon is involved, for office MFDs, demand for color models is expected to grow moderately, despite the contraction of the market for monochrome models. Looking at the laser printer market, demand for printers is expected to improve as the economy recovers. For interchangeable-lens digital cameras, although demand continues to decrease primarily in developed countries, the pace of decline is gradually decelerating. Projections for digital compact cameras, despite solid demand for high-value-added models, indicate continued market contraction, centered mainly on low-priced models. With regard to inkjet printers, the trend of decreasing demand is expected to gradually bottom out. As for the medical equipment market, demand is expected to remain firm in response to replacement demand for medical equipment in developed countries and increasing medical needs associated with population growth in emerging countries.

Looking at industrial equipment, within the semiconductor lithography equipment segment, the market is expected to remain at the same level as the previous year, while the outlook for FPD lithography equipment and OLED display manufacturing equipment points to active capital investment by panel manufacturers, which is expected to increase demand. The network camera market is also expected to grow in response to the increasing use of network cameras for diverse applications in such area as marketing support in addition to crime prevention and disaster monitoring.

With regard to currency exchange rates for the third quarter onward, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥112 to the U.S. dollar and ¥125 to the euro, representing depreciations of approximately ¥4 against the U.S. dollar and approximately ¥3 against the euro as the annual average rates of the previous year.

Upon taking into consideration the impact of acquiring TMSC and the current economic forecast, Canon projects full-year consolidated net sales in 2017 of ¥4,050.0 billion, a year-on-year increase of 19.1%; operating profit of ¥330.0 billion, a year-on-year increase of 44.2%; income before income taxes of ¥340.0 billion, a year-on-year increase of 39.0%; and net income attributable to Canon Inc. of ¥220.0 billion, a year-on-year increase of 46.0%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2017		Change	Year ended December 31, 2016	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	4,020,000	4,050,000	30,000	3,401,487	+19.1%
Operating profit	270,000	330,000	60,000	228,866	+44.2%
Income before income taxes	280,000	340,000	60,000	244,651	+39.0%
Net income attributable to Canon Inc.	180,000	220,000	40,000	150,650	+46.0%

Basic Policy Regarding Profit Distribution

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

Canon Inc. plans to distribute an interim dividend of ¥75.00 per share for the fiscal year 2017, half the amount of the annual dividend paid out in fiscal 2016, to provide a stable return to shareholders. The year-end dividend, however, has yet to be decided.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of June 30, 2017	As of December 31, 2016	Change
ASSETS
Current assets:
Cash and cash equivalents	693,826	630,193	63,633
Short-term investments	17,529	3,206	14,323
Trade receivables, net	584,148	641,458	(57,310)
Inventories	596,837	560,736	36,101
Prepaid expenses and other current assets	268,894	264,155	4,739

Total current assets	2,161,234	2,099,748	61,486

Noncurrent receivables	34,105	29,297	4,808
Investments	70,612	73,680	(3,068)
Property, plant and equipment, net	1,160,042	1,194,976	(34,934)
Intangible assets, net	434,547	446,268	(11,721)
Goodwill	954,715	936,424	18,291
Other assets	394,495	358,136	36,359

Total assets	5,209,750	5,138,529	71,221

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	36,906	1,850	35,056
Trade payables	393,075	372,269	20,806
Accrued income taxes	51,909	30,514	21,395
Accrued expenses	282,592	304,901	(22,309)
Other current liabilities	283,635	273,835	9,800

Total current liabilities	1,048,117	983,369	64,748
Long-term debt, excluding current installments	615,984	611,289	4,695
Accrued pension and severance cost	415,549	407,200	8,349
Other noncurrent liabilities	140,313	142,049	(1,736)

Total liabilities	2,219,963	2,143,907	76,056

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,381	401,385	(4)
Legal reserve	66,776	66,558	218
Retained earnings	3,392,745	3,350,728	42,017
Accumulated other comprehensive income (loss)	(202,064)	(199,881)	(2,183)
Treasury stock, at cost	(1,058,458)	(1,010,423)	(48,035)

Total Canon Inc. shareholders’ equity	2,775,142	2,783,129	(7,987)

Noncontrolling interests	214,645	211,493	3,152

Total equity	2,989,787	2,994,622	(4,835)

Total liabilities and equity	5,209,750	5,138,529	71,221

	Millions of yen
	As of June 30, 2017	As of December 31, 2016
Notes:
1. Allowance for doubtful receivables	11,584	11,075
2. Accumulated depreciation	2,618,029	2,578,342
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(17,467)	(13,960)
Net unrealized gains and losses on securities	14,631	15,251
Net gains and losses on derivative instruments	(1,053)	(2,742)
Pension liability adjustments	(198,175)	(198,430)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
Results for the second quarter	Millions of yen
	Three months ended June 30, 2017	Three months ended June 30, 2016	Change(%)

Net sales	992,473	860,246	+	15.4
Cost of sales	496,921	427,878

Gross profit	495,552	432,368	+	14.6
Operating expenses:
Selling, general and administrative expenses	318,741	287,208
Research and development expenses	80,492	76,564

	399,233	363,772

Operating profit	96,319	68,596	+	40.4
Other income (deductions):
Interest and dividend income	1,686	1,425
Interest expense	(105)	(341)
Other, net	1,656	11,312

	3,237	12,396

Income before income taxes	99,556	80,992	+	22.9

Income taxes	27,739	24,912

Consolidated net income	71,817	56,080
Less: Net income attributable to noncontrolling interests	2,637	2,632

Net income attributable to Canon Inc.	69,180	53,448	+	29.4

Results for the first half	Millions of yen
	Six months ended June 30, 2017	Six months ended June 30, 2016	Change(%)

Net sales	1,965,234	1,657,476	+	18.6
Cost of sales	1,001,338	820,362

Gross profit	963,896	837,114	+	15.1
Operating expenses:
Selling, general and administrative expenses	630,159	572,997
Research and development expenses	161,753	155,434

	791,912	728,431

Operating profit	171,984	108,683	+	58.2
Other income (deductions):
Interest and dividend income	2,965	2,532
Interest expense	(353)	(521)
Other, net	2,970	16,059

	5,582	18,070

Income before income taxes	177,566	126,753	+	40.1

Income taxes	48,048	41,457

Consolidated net income	129,518	85,296
Less: Net income attributable to noncontrolling interests	5,249	3,857

Net income attributable to Canon Inc.	124,269	81,439	+	52.6

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the second quarter	Millions of yen
	Three months ended June 30, 2017	Three months ended June 30, 2016	Change(%)

Consolidated net income	71,817	56,080	+	28.1
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	41,490	(178,795)
Net unrealized gains and losses on securities	(931)	(1,492)
Net gains and losses on derivative instruments	(1,166)	860
Pension liability adjustments	(511)	41

	38,882	(179,386)

Comprehensive income (loss)	110,699	(123,306)		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	4,779	(3,923)

Comprehensive income (loss) attributable to Canon Inc.	105,920	(119,383)		-

Results for the first half	Millions of yen
	Six months ended June 30, 2017	Six months ended June 30, 2016	Change(%)

Consolidated net income	129,518	85,296	+	51.8
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(2,604)	(270,258)
Net unrealized gains and losses on securities	(591)	(6,334)
Net gains and losses on derivative instruments	1,707	2,372
Pension liability adjustments	20	2,853

	(1,468)	(271,367)

Comprehensive income (loss)	128,050	(186,071)		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	5,964	(4,735)

Comprehensive income (loss) attributable to Canon Inc.	122,086	(181,336)		-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED
3. DETAILS OF SALES

Results for the second quarter	Millions of yen
Sales by business unit	Three months ended June 30, 2017	Three months ended June 30, 2016	Change(%)
Office	470,657	456,396	+	3.1
Imaging System	282,688	287,543	-	1.7
Medical System	88,617	-		-
Industry and Others	172,483	137,971	+	25.0
Eliminations	(21,972)	(21,664)		-

Total	992,473	860,246	+	15.4

	Millions of yen
Sales by region	Three months ended June 30, 2017	Three months ended June 30, 2016	Change(%)
Japan	210,897	168,535	+	25.1
Overseas:
Americas	274,273	247,072	+	11.0
Europe	253,983	236,774	+	7.3
Asia and Oceania	253,320	207,865	+	21.9

	781,576	691,711	+	13.0

Total	992,473	860,246	+	15.4

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Net sales for the three months ended June 30, 2016 were not restated since they were not material.

Results for the first half	Millions of yen
Sales by business unit	Six months ended June 30, 2017	Six months ended June 30, 2016	Change(%)
Office	928,402	910,748	+	1.9
Imaging System	524,747	522,359	+	0.5
Medical System	220,372	-		-
Industry and Others	334,943	268,142	+	24.9
Eliminations	(43,230)	(43,773)		-

Total	1,965,234	1,657,476	+	18.6

	Millions of yen
Sales by region	Six months ended June 30, 2017	Six months ended June 30, 2016	Change(%)
Japan	441,464	337,076	+	31.0
Overseas:
Americas	530,146	471,320	+	12.5
Europe	495,555	456,659	+	8.5
Asia and Oceania	498,069	392,421	+	26.9

	1,523,770	1,320,400	+	15.4

Total	1,965,234	1,657,476	+	18.6

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Net sales for the six months ended June 30, 2016 were not restated since they were not material.

Notes: 1. The primary products included in each of the segments are as follows:
Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems /

High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras /

Interchangeable lenses / Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Medical System Business Unit :
Digital radiography systems / Diagnostic x-ray systems / Computed tomography / Magnetic resonance imaging / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment
Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals /

Document scanners

2. The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Six months ended June 30, 2017	Six months ended June 30, 2016

Cash flows from operating activities:
Consolidated net income	129,518	85,296
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	126,615	122,372
Loss on disposal of fixed assets	1,670	3,163
Deferred income taxes	(8,150)	(2,982)
Decrease in trade receivables	58,105	67,738
Increase in inventories	(36,543)	(31,050)
Increase in trade payables	20,974	26,305
Increase (decrease) in accrued income taxes	21,164	(12,178)
Decrease in accrued expenses	(22,227)	(24,148)
Increase in accrued (prepaid) pension and severance cost	1,189	3,824
Other, net	16,791	2,867

Net cash provided by operating activities	309,106	241,207

Cash flows from investing activities:
Purchases of fixed assets	(94,835)	(100,700)
Proceeds from sale of fixed assets	3,105	2,095
Purchases of available-for-sale securities	-	(8)
Proceeds from sale and maturity of available-for-sale securities	558	407
Increase in time deposits, net	(13,959)	(4,057)
Acquisitions of businesses, net of cash acquired	(5,598)	(9,226)
Purchases of other investments	(250)	(665,676)
Other, net	3,141	1,073

Net cash used in investing activities	(107,838)	(776,092)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,158	238
Repayments of long-term debt	(2,819)	(473)
Increase in short-term loans, net	2,278	610,000
Purchases of noncontrolling interests	-	(4,993)
Dividends paid	(81,905)	(81,905)
Repurchases and reissuance of treasury stock, net	(50,012)	(6)
Other, net	(3,815)	(2,978)

Net cash provided by (used in) financing activities	(135,115)	519,883

Effect of exchange rate changes on cash and cash equivalents	(2,520)	(49,431)

Net change in cash and cash equivalents	63,633	(64,433)

Cash and cash equivalents at beginning of period	630,193	633,613

Cash and cash equivalents at end of period	693,826	569,180

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6. SEGMENT INFORMATION

  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the second quarter	Millions of yen
	Three months ended June 30, 2017	Three months ended June 30, 2016	Change(%)
Office
Net sales:
External customers	470,178	455,858	+	3.1
Intersegment	479	538	-	11.0

Total	470,657	456,396	+	3.1

Operating cost and expenses	414,784	408,791	+	1.5

Operating profit	55,873	47,605	+	17.4

Imaging System
Net sales:
External customers	282,568	287,303	-	1.6
Intersegment	120	240	-	50.0

Total	282,688	287,543	-	1.7

Operating cost and expenses	234,198	244,320	-	4.1

Operating profit	48,490	43,223	+	12.2

Medical System
Net sales:
External customers	88,526	-		-
Intersegment	91	-		-

Total	88,617	-		-

Operating cost and expenses	88,445	-		-

Operating profit	172	-		-

Industry and Others
Net sales:
External customers	151,201	117,085	+	29.1
Intersegment	21,282	20,886	+	1.9

Total	172,483	137,971	+	25.0

Operating cost and expenses	159,332	137,472	+	15.9

Operating profit	13,151	499		-

Corporate and Eliminations
Net sales:
External customers	-	-		-
Intersegment	(21,972)	(21,664)		-

Total	(21,972)	(21,664)		-

Operating cost and expenses	(605)	1,067		-

Operating profit	(21,367)	(22,731)		-

Consolidated
Net sales:
External customers	992,473	860,246	+	15.4
Intersegment	-	-		-

Total	992,473	860,246	+	15.4

Operating cost and expenses	896,154	791,650	+	13.2

Operating profit	96,319	68,596	+	40.4

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Operating results for the three months ended June 30, 2016 were not restated since they were not material.

*Operating results pertaining to TMSC, a company acquired in December 2016, are included in “Medical System” for the second quarter of 2017. Amortization costs of identified intangible assets resulting from the purchase price allocation of TMSC are included in “Corporate and Eliminations”.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the first half	Millions of yen
	Six months ended June 30, 2017	Six months ended June 30, 2016	Change(%)
Office
Net sales:
External customers	927,315	909,498	+	2.0
Intersegment	1,087	1,250	-	13.0

Total	928,402	910,748	+	1.9

Operating cost and expenses	817,101	818,439	-	0.2

Operating profit	111,301	92,309	+	20.6

Imaging System
Net sales:
External customers	524,468	521,870	+	0.5
Intersegment	279	489	-	42.9

Total	524,747	522,359	+	0.5

Operating cost and expenses	447,021	459,518	-	2.7

Operating profit	77,726	62,841	+	23.7

Medical System
Net sales:
External customers	220,150	-		-
Intersegment	222	-		-

Total	220,372	-		-

Operating cost and expenses	210,304	-		-

Operating profit	10,068	-		-

Industry and Others
Net sales:
External customers	293,301	226,108	+	29.7
Intersegment	41,642	42,034	-	0.9

Total	334,943	268,142	+	24.9

Operating cost and expenses	313,085	268,265	+	16.7

Operating profit	21,858	(123)		-

Corporate and Eliminations
Net sales:
External customers	-	-		-
Intersegment	(43,230)	(43,773)		-

Total	(43,230)	(43,773)		-

Operating cost and expenses	5,739	2,571		-

Operating profit	(48,969)	(46,344)		-

Consolidated
Net sales:
External customers	1,965,234	1,657,476	+	18.6
Intersegment	-	-		-

Total	1,965,234	1,657,476	+	18.6

Operating cost and expenses	1,793,250	1,548,793	+	15.8

Operating profit	171,984	108,683	+	58.2

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Operating results for the six months ended June 30, 2016 were not restated since they were not material.

*Operating results pertaining to TMSC, a company acquired in December 2016, are included in “Medical System” for the first half of 2017. Amortization costs of identified intangible assets resulting from the purchase price allocation of TMSC are included in “Corporate and Eliminations”.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

    None.

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) GROUP POSITION

1.	Number of Group Companies

	June 30, 2017	December 31, 2016	Change
Subsidiaries	373	367	6
Affiliates	7	9	(2)
Total	380	376	4

2.	Change in Group Entities

Subsidiaries
Addition:	8 companies
Removal:	2 companies

Affiliates (Carried at Equity Basis)
Removal:	2 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2) SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

9. NOTE FOR NON-GAAP FINANCIAL MEASURES

We have reported our financial results in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In addition, we have discussed our results using “Free cash flow” which is non-GAAP measure.

We believe this measure is beneficial to an investor’s understanding on Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on the following table.

Billions of yen
Six months ended June 30, 2017

Net cash provided by operating activities	309.1
Net cash used in investing activities	(107.8)

Free cash flow	201.3

Canon Inc.

July 27, 2017

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

AND THE FIRST HALF ENDED JUNE 30, 2017

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE

1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1

2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2

3.	OTHER INCOME / DEDUCTIONS	S 2

4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3

5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3

6.	PROFITABILITY	S 4

7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4

8.	STATEMENTS OF CASH FLOWS	S 4

9.	R&D EXPENDITURE	S 5

10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5

11.	INVENTORIES	S 5

12.	DEBT RATIO	S 5

13.	OVERSEAS PRODUCTION RATIO	S 5

14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen	)

	2017			2016			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Japan
Office	95,362	189,416	-	96,434	190,538	378,834	-1.1%	-0.6%	-
Imaging System	41,287	73,898	-	42,252	77,197	179,304	-2.3%	-4.3%	-
Medical System	40,249	110,390	-	-	-	-	-	-	-
Industry and Others	33,999	67,760	-	29,849	69,341	148,841	+13.9%	-2.3%	-
Total	210,897	441,464	879,300	168,535	337,076	706,979	+25.1%	+31.0%	+24.4%
Overseas
Office	374,816	737,899	-	359,424	718,960	1,426,028	+4.3%	+2.6%	-
Imaging System	241,281	450,570	-	245,051	444,673	914,987	-1.5%	+1.3%	-
Medical System	48,277	109,760	-	-	-	-	-	-	-
Industry and Others	117,202	225,541	-	87,236	156,767	353,493	+34.4%	+43.9%	-
Total	781,576	1,523,770	3,170,700	691,711	1,320,400	2,694,508	+13.0%	+15.4%	+17.7%
Americas
Office	151,391	297,730	-	145,589	292,512	582,297	+4.0%	+1.8%	-
Imaging System	81,150	147,261	-	80,936	139,332	297,403	+0.3%	+5.7%	-
Medical System	20,342	44,486	-	-	-	-	-	-	-
Industry and Others	21,390	40,669	-	20,547	39,476	83,844	+4.1%	+3.0%	-
Total	274,273	530,146	1,093,800	247,072	471,320	963,544	+11.0%	+12.5%	+13.5%
Europe
Office	149,083	290,087	-	141,234	280,398	556,353	+5.6%	+3.5%	-
Imaging System	74,812	141,368	-	79,444	145,805	293,894	-5.8%	-3.0%	-
Medical System	15,830	34,119	-	-	-	-	-	-	-
Industry and Others	14,258	29,981	-	16,096	30,456	63,276	-11.4%	-1.6%	-
Total	253,983	495,555	1,009,500	236,774	456,659	913,523	+7.3%	+8.5%	+10.5%
Asia and Oceania
Office	74,342	150,082	-	72,601	146,050	287,378	+2.4%	+2.8%	-
Imaging System	85,319	161,941	-	84,671	159,536	323,690	+0.8%	+1.5%	-
Medical System	12,105	31,155	-	-	-	-	-	-	-
Industry and Others	81,554	154,891	-	50,593	86,835	206,373	+61.2%	+78.4%	-
Total	253,320	498,069	1,067,400	207,865	392,421	817,441	+21.9%	+26.9%	+30.6%
Intersegment
Office	479	1,087	-	538	1,250	2,957	-11.0%	-13.0%	-
Imaging System	120	279	-	240	489	998	-50.0%	-42.9%	-
Medical System	91	222	-	-	-	-	-	-	-
Industry and Others	21,282	41,642	-	20,886	42,034	82,326	+1.9%	-0.9%	-
Eliminations	(21,972)	(43,230)	-	(21,664)	(43,773)	(86,281)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	470,657	928,402	1,869,200	456,396	910,748	1,807,819	+3.1%	+1.9%	+3.4%
Imaging System	282,688	524,747	1,119,000	287,543	522,359	1,095,289	-1.7%	+0.5%	+2.2%
Medical System	88,617	220,372	440,000	-	-	-	-	-	-
Industry and Others	172,483	334,943	709,600	137,971	268,142	584,660	+25.0%	+24.9%	+21.4%
Eliminations	(21,972)	(43,230)	(87,800)	(21,664)	(43,773)	(86,281)	-	-	-
Total	992,473	1,965,234	4,050,000	860,246	1,657,476	3,401,487	+15.4%	+18.6%	+19.1%

(P)=Projection

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Net sales for the six months ended June 30, 2016 were not restated since they were not material.

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen	)

	2017			2016			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Office
External customers	470,178	927,315	1,867,500	455,858	909,498	1,804,862	+3.1%	+2.0%	+3.5%
Intersegment	479	1,087	1,700	538	1,250	2,957	-11.0%	-13.0%	-42.5%
Total sales	470,657	928,402	1,869,200	456,396	910,748	1,807,819	+3.1%	+1.9%	+3.4%
Operating profit	55,873	111,301	208,000	47,605	92,309	169,486	+17.4%	+20.6%	+22.7%
% of sales	11.9%	12.0%	11.1%	10.4%	10.1%	9.4%	-	-	-
Imaging System
External customers	282,568	524,468	1,118,200	287,303	521,870	1,094,291	-1.6%	+0.5%	+2.2%
Intersegment	120	279	800	240	489	998	-50.0%	-42.9%	-19.8%
Total sales	282,688	524,747	1,119,000	287,543	522,359	1,095,289	-1.7%	+0.5%	+2.2%
Operating profit	48,490	77,726	160,000	43,223	62,841	144,413	+12.2%	+23.7%	+10.8%
% of sales	17.2%	14.8%	14.3%	15.0%	12.0%	13.2%	-	-	-
Medical System
External customers	88,526	220,150	439,600	-	-	-	-	-	-
Intersegment	91	222	400	-	-	-	-	-	-
Total sales	88,617	220,372	440,000	-	-	-	-	-	-
Operating profit	172	10,068	20,500	-	-	-	-	-	-
% of sales	0.2%	4.6%	4.7%	-	-	-	-	-	-
Industry and Others
External customers	151,201	293,301	624,700	117,085	226,108	502,334	+29.1%	+29.7%	+24.4%
Intersegment	21,282	41,642	84,900	20,886	42,034	82,326	+1.9%	-0.9%	+3.1%
Total sales	172,483	334,943	709,600	137,971	268,142	584,660	+25.0%	+24.9%	+21.4%
Operating profit	13,151	21,858	45,900	499	(123)	7,448	-	-	+516.3%
% of sales	7.6%	6.5%	6.5%	0.4%	-0.0%	1.3%	-	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(21,972)	(43,230)	(87,800)	(21,664)	(43,773)	(86,281)	-	-	-
Total sales	(21,972)	(43,230)	(87,800)	(21,664)	(43,773)	(86,281)	-	-	-
Operating profit	(21,367)	(48,969)	(104,400)	(22,731)	(46,344)	(92,481)	-	-	-
Consolidated
External customers	992,473	1,965,234	4,050,000	860,246	1,657,476	3,401,487	+15.4%	+18.6%	+19.1%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	992,473	1,965,234	4,050,000	860,246	1,657,476	3,401,487	+15.4%	+18.6%	+19.1%
Operating profit	96,319	171,984	330,000	68,596	108,683	228,866	+40.4%	+58.2%	+44.2%
% of sales	9.7%	8.8%	8.1%	8.0%	6.6%	6.7%	-	-	-
								(P)=Projection

3. OTHER INCOME / DEDUCTIONS									(Millions of yen)
	2017			2016			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Interest and dividend, net	1,581	2,612	3,000	1,084	2,011	3,701	+497	+601	(701)
Forex gain (loss)	(2,254)	(3,465)	(3,900)	7,622	10,680	(2)	(9,876)	(14,145)	(3,898)
Equity earnings of affiliated companies	197	709	1,500	242	511	890	(45)	+198	+610
Other, net	3,713	5,726	9,400	3,448	4,868	11,196	+265	+858	(1,796)
Total	3,237	5,582	10,000	12,396	18,070	15,785	(9,159)	(12,488)	(5,785)
								(P)=Projection

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Operating results for the six months ended June 30, 2016 were not restated since they were not material.

*The actual and projected operating results pertaining to TMSC, a company acquired in December 2016, are included in “Medical System” for the second quarter, first half and fiscal year 2017.

Amortization costs of identified intangible assets resulting from the purchase price allocation of TMSC are included in “Corporate and Eliminations.”

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2017			2016
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Office
Monochrome copiers	16%	15%	16%	17%	16%	16%
Color copiers	22%	22%	22%	22%	21%	21%
Printers	38%	39%	37%	36%	37%	37%
Others	24%	24%	25%	25%	26%	26%
Imaging System
Cameras	64%	62%	61%	63%	61%	61%
Inkjet printers	28%	29%	30%	28%	30%	30%
Others	8%	9%	9%	9%	9%	9%
Industry and Others
Lithography equipment	25%	25%	28%	20%	23%	21%
Others	75%	75%	72%	80%	77%	79%
						(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2017
	2nd quarter	1st half	Year (P)
Office
Japan	-1.1%	-0.6%	-
Overseas	+2.4%	+2.4%	-
Total	+1.6%	+1.8%	+1.3%
Imaging System
Japan	-2.3%	-4.3%	-
Overseas	-2.5%	+2.2%	-
Total	-2.5%	+1.2%	0.0%
Industry and Others
Japan	+13.9%	-2.3%	-
Overseas	+33.1%	+43.8%	-
Total	+24.2%	+24.9%	+20.4%
Total
Japan	+25.1%	+31.0%	+24.4%
Overseas	+11.5%	+15.6%	+15.2%
Americas	+8.3%	+11.5%	+11.0%
Europe	+6.6%	+9.9%	+7.7%
Asia and Oceania	+20.9%	+27.1%	+28.4%
Total	+14.2%	+18.7%	+17.1%
			(P)=Projection

- S3 -

Canon Inc.

6. PROFITABILITY
	2017		2016
	1st half	Year (P)	1st half	Year
ROE *1	8.9%	7.9%	5.7%	5.2%
ROA *2	4.8%	4.3%	3.6%	3.1%
*1 Return on Equity ; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Shareholders’ Equity				(P)=Projection
*2 Return on Assets ; Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates							(Yen)
	2017				2016
	2nd quarter	1st half	2nd half (P)	Year (P)	2nd quarter	1st half	Year
Yen/US$	111.12	112.27	112.00	112.14	108.08	111.28	108.58
Yen/Euro	122.36	121.72	125.00	123.39	121.94	124.33	120.25
							(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)			(Billions of yen)
	2017
	2nd quarter	1st half	Year (P)
US$	+9.4	+7.7	+40.2
Euro	+0.9	(8.2)	+21.8
Other currencies	+0.0	(1.7)	+5.8
Total	+10.3	(2.2)	+67.8
			(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2017
	2nd half (P)
On sales
US$	7.2
Euro	3.5
On operating profit
US$	2.3
Euro	1.6
	(P)=Projection

8. STATEMENTS OF CASH FLOWS						(Millions of yen)
	2017			2016
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Net cash provided by operating activities	141,685	309,106	550,000	126,585	241,207	500,283
Net cash used in investing activities	(57,742)	(107,838)	(255,000)	(55,863)	(776,092)	(837,125)
Free cash flow	83,943	201,268	295,000	70,722	(534,885)	(336,842)
Net cash provided by (used in) financing activities	(51,669)	(135,115)	(318,200)	(50,835)	519,883	355,692
Effect of exchange rate changes on cash and cash equivalents	6,898	(2,520)	(7,000)	(31,661)	(49,431)	(22,270)
Net change in cash and cash equivalents	39,172	63,633	(30,200)	(11,774)	(64,433)	(3,420)
Cash and cash equivalents at end of period	693,826	693,826	600,000	569,180	569,180	630,193
						(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE						(Millions of yen)
	2017			2016
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Office	22,808	45,056	-	23,987	49,956	94,440
Imaging System	23,054	44,892	-	23,092	46,706	91,752
Medical System	7,436	18,612	-	-	-	-
Industry and Others	15,835	32,012	-	18,065	33,798	67,887
Corporate and Eliminations	11,359	21,181	-	11,420	24,974	48,297
Total	80,492	161,753	335,000	76,564	155,434	302,376
% of sales	8.1%	8.2%	8.3%	8.9%	9.4%	8.9%
						(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION						(Millions of yen)
	2017			2016
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Increase in PP&E	37,191	68,829	190,000	40,526	90,990	171,597
Depreciation and amortization	64,476	126,615	260,000	62,162	122,372	250,096
						(P)=Projection

11. INVENTORIES
(1) Inventories			(Millions of yen)
	2017	2016	Difference
	Jun.30	Dec.31
Office	211,469	205,656	+5,813
Imaging System	148,793	127,386	+21,407
Medical System	80,477	-	+80,477
Industry and Others	156,098	227,694	(71,596)
Total	596,837	560,736	+36,101
(2) Inventories/Sales*			(Days)
	2017	2016	Difference
	Jun.30	Dec.31
Office	42	42	0
Imaging System	52	41	+11
Medical System	67	-	-
Industry and Others	98	152	(54)
Total	55	59	(4)
	*Index based on the previous six months sales.

12. DEBT RATIO
	2017	2016	Difference
	Jun.30	Dec.31
Total debt / Total assets	12.5%	11.9%	+0.6%

13. OVERSEAS PRODUCTION RATIO
	2017	2016
	1st half	Year
Overseas production ratio	37%	44%

14. NUMBER OF EMPLOYEES
	2017	2016	Difference
	Jun.30	Dec.31
Japan	74,464	72,913	+1,551
Overseas	126,709	124,760	+1,949
Total	201,173	197,673	+3,500

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Operating results for the six months ended June 30, 2016 were not restated since they were not material.

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